1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

January 9, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:   iShares Trust (the “Trust”)

Securities Act File No. 333-92935

Investment Company Act File No. 811-09729

Post-Effective Amendment No. 1,863

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 1,863 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Trust:

iShares Long-Term National Muni Bond ETF (the “Fund”).

The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objective and Principal Investment Strategies

The Fund seeks to track the investment results of the S&P 15+ Year National AMT-Free Municipal Bond IndexTM (the “Underlying Index”), which measures the performance of the investment-grade segment of the U.S. municipal bond market with remaining maturities greater than or equal to fifteen years. As of October 2, 2017, there were 3,565 issues in the Underlying Index. As of October 2, 2017, a significant portion of the Underlying Index was represented by municipal bond issuers in the transportation and utilities sectors. The components of the Underlying Index, and the degree to which these components represent certain industries, are likely to change over time.

The Underlying Index primarily includes municipal bonds from issuers that are state or local governments or agencies such that the interest on each such bond is exempt from U.S. federal income taxes and the federal alternative minimum tax (“AMT”). Each bond in the Underlying Index must have a rating of at least BBB- by S&P Global Ratings, Baa3 by Moody’s Investors Service, Inc., or BBB- by Fitch Ratings, Inc. A bond must be rated by at least one of these three rating agencies in order to qualify for the Underlying Index, and the lowest rating will be used in determining if the bond is investment-grade. Each bond in the Underlying Index must be denominated in U.S. dollars, must be a constituent of an offering where the original offering amount was at least $100 million, and must have a minimum par amount of $25 million. To remain in the Underlying Index, bonds must maintain a minimum par amount greater than or equal to $25 million as of the next rebalancing date. In addition, each bond must have a remaining term to maturity and/or pre-refunded date that is greater than or equal to fifteen years and a minimum term to next call date greater than or equal to three years to be included in the Underlying Index. The Underlying Index is a market-value weighted index, and the securities in the Underlying Index are updated after the close on the last business day of each month.

Under normal circumstances, the Fund will seek to maintain a weighted average maturity that is greater than ten years. Weighted average maturity is a U.S. dollar-weighted average of the remaining term to maturity of the underlying securities in the Fund’s portfolio.

(2)	Changes from Recent Filings

The Fund’s description of its investment strategy and risk factors are specific to the Fund. The portfolio managers are specific to the Fund. Fee information will be specific to this Fund. The discussion of the tax implications of buying and selling shares is specific to this Fund.

The Amendment follows the general format used in prior filings for the Trust prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 1,792, filed pursuant to Rule 485(a)(2) on August 1, 2017, relating to iShares Broad USD High Yield Corporate Bond ETF, which became effective on October 23, 2017 (“PEA 1,792”).

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in prior filings for the Trust, which has been reviewed by the Staff. In particular, the format and non-index specific disclosure is based on PEA 1,792. The substantially similar sections are as follows:

In the Prospectus:

“Portfolio Holdings Information,” “Management – Investment Adviser,” “Management – Administrator, Custodian and Transfer Agent,” “Shareholder Information – Buying and Selling Shares,” “Shareholder Information – Share Prices,” “Shareholder Information – Dividends and Distributions,” “Shareholder Information – Creations and Redemptions,” “Shareholder Information – Costs Associated with Creations and Redemptions,” “Shareholder Information – Householding,” “Distribution,” and “Financial Highlights.”

In the Statement of Additional Information:

“General Description of the Trust and the Fund,” “Exchange Listing and Trading,” “Proxy Voting Policy,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services – Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services – Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services – Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Determination of Net Asset Value,” “Brokerage Transactions,” “Additional Information Concerning the Trust – DTC as Securities Depository for Shares of the Fund,” “Additional Information Concerning the Trust – Distribution of Shares,” “Creation and Redemption of Creation Units – Cash Purchase Method,” “Creation and Redemption of Creation Units – Procedures for Creation of Creation Units,” “Creation and Redemption of Creation Units – Role of the Authorized Participant,” “Creation and Redemption of Creation Units – Placement of Creation Orders,” “Creation and Redemption of Creation Units – Purchase Orders,” “Creation and Redemption of Creation Units – Timing of Submission of Purchase Orders,” “Creation and Redemption of Creation Units – Acceptance of Orders for Creation Units,” “Creation and Redemption of Creation Units – Issuance of a Creation Unit,” “Creation and Redemption of Creation Units – Costs Associated with Creation Transactions,” “Creation and Redemption of Creation Units – Redemption of Creation Units,” “Creation and Redemption of Creation Units – Cash Redemption Method,” “Creation and Redemption of Creation Units – Placement of Redemption Orders,” “Creation and Redemption of Creation Units – Taxation on Creations and Redemptions of Creation Units,” “Financial Statements,” and “Miscellaneous Information.”

*    *    *    *    *

The operations of the Fund, the description of the shares offered and the other information that is customary for a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).

cc:	Marisa Rolland
Jaeyoung Choi
Michael Gung
Nicole Hwang
George Rafal